100 Summer Street Mail Stop: SUM0703 Boston, MA 02111

March 1, 2017

VIA EDGAR CORRESPONDENCE

Valerie J. Lithotomos, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Highland Funds II (the “Registrant”) (Registration Nos. 033-51308 and 811-07142)

Responses to Comments on Post-Effective Amendment No. 135

Dear Ms. Lithotomos:

On behalf of the Registrant, we hereby transmit for filing with the U.S. Securities and Exchange Commission (the “SEC”) the Registrant’s responses to the comments provided by you on behalf of the staff (the “Staff”) of the SEC relating to Post-Effective Amendment No. 135 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on December 22, 2016 with respect to Highland-First Foundation Income Fund (formerly known as Highland Income Fund), a series of the Registrant (the “Fund”) to the undersigned, Kathleen Nichols and Rebecca Gilding by telephone on Thursday, February 2, 2017. We have discussed the Staff’s comments with representatives of the Registrant. The Staff’s comments are described below and have been summarized to the best of our understanding. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

These responses will be reflected, to the extent applicable, in an amendment to the Registrant’s Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933, as amended, with respect to the Fund.

Prospectus

1.

Staff Comment: The Staff notes that, if the Fund will have sales load variations, the Fund should provide a schedule that describes all arrangements resulting in a breakpoint reduction of the sales charge and identify each class of shares and each intermediary for which the breakpoint reduction applies. If the Fund has multiple arrangements, it may utilize an appendix to the statutory prospectus consistent with the Department of Labor Fiduciary Rule (the “DOL Rule”) and the Division of Investment Management’s Guidance Update released in December 2016 in connection with the DOL Rule (“IM Guidance Update”). If the Fund does not utilize an appendix, the Fund should include a statement consistent with Item 3 of Form N-1A that states that more information about discounts is available from a shareholder’s financial professional and identify the section heading and page number in the Fund’s prospectus where such disclosure is contained. Additionally, if the Fund is including similar information in the statement of additional information (“SAI”), the Fund should also identify in the prospectus the section heading and page number in the Fund’s SAI where such information is contained.

Response: The Registrant confirms that it intends to utilize an appendix that is a standalone document to the statutory prospectus that describes sales load variations consistent with the DOL Rule and IM Guidance Update.

2.	Staff Comment: To the extent that the Fund engages in short sales, please include a line item in the Annual Fund Operating Expenses table.

Response: The Registrant confirms that, if the Fund engages in short sales involving expenses of more than 0.01%, a separate line item will be added to the Annual Fund Operating Expenses table.

3.	Staff Comment: Please confirm supplementally that the contractual fee waiver described in footnote 4 to the Annual Fund Operating Expenses table will be effective for at least one year from the date of the prospectus.

Response: The Registrant confirms that the referenced contractual fee waiver will be effective for at least one year from the date of the prospectus.

4.	Staff Comment: Please revise the disclosure in footnote 4 to the Annual Fund Operating Expenses table regarding recoupment of amounts paid, waived or reimbursed by the Adviser to reflect that under the expense limitation agreement, the Adviser may recoup waived and/or reimbursed amounts with respect to the Fund within thirty-six months of the date such amounts were waived or reimbursed, subject to the Expense Cap in effect at the time of such waiver/reimbursement, whichever is lower.

Response: The Registrant has amended the disclosure as requested.

5.	Staff Comment: The Staff notes that the “Principal Investment Strategies” section of the Fund Summary states that “The Fund may invest in debt obligations of any kind, of any quality, and of any maturity, including in securities that at the time of investment are rated below investment grade.” Please disclose the percentage of the Fund’s assets that may be invested in “junk bonds.” Please disclose whether the Fund employs a specific maturity or duration strategy and what the Fund’s weighted average maturity is expected to be. If the Fund does not have a specific maturity or duration strategy, please confirm supplementally that no such strategy exists.

Response: The Fund may invest without limitation in below investment grade or unrated securities, including insolvent borrowers or borrowers in default. The Fund does not employ a specific maturity or duration strategy.

The Registrant will include the following language in the “Principal Investment Strategies” section of the Fund Summary as follows:

The Fund may invest without limitation in below investment grade or unrated securities, including insolvent borrowers or borrowers in default.

6.	Staff Comment: The Staff notes that the “Principal Investment Strategies” section of the Fund Summary states that “The Fund may engage in foreign currency transactions, including foreign currency forward contracts, futures contracts, options, swaps and other similar strategic transactions in connection with its investments in securities of non-U.S. companies.” Please disclose the percentage of the Fund’s assets that may be invested in the securities of non-U.S. companies and whether this percentage includes emerging markets. If the Fund will invest in the securities of non-U.S. companies, including emerging markets, please add a corresponding principal investment risk.

Response: The Fund may invest up to 25% of the value of its total assets in securities of foreign issuers, including emerging market issuers. Such securities may be denominated in U.S. dollars, non-U.S. currencies or multinational currency units. The Fund will include a principal investment risk relating to investments in emerging markets.

The Registrant will include the following language in the “Principal Investment Strategies” section of the Fund Summary as follows:

The Fund may invest up to 25% of the value of its total assets in securities of foreign issuers, including emerging market issuers. Such securities may be denominated in U.S. dollars, non-U.S. currencies or multinational currency units. The Fund’s investment in foreign issuers is measured with reference to its principal investment strategy of investing in income-producing securities. To the extent the Fund invests in closed-end funds, actual exposure to foreign issuers may vary if such closed-end fund is not substantially invested in accordance with its primary investment strategy.

The Registrant will include the following language in the “Principal Risks” section of the Fund Summary as follows:

Emerging Markets Risk is the risk of investing in securities of issuers tied economically to emerging markets, which entails all of the risks of investing in securities of non-U.S. issuers detailed below under “Non-U.S. Securities Risk” to a heightened degree. These heightened risks include: (i) greater risks of expropriation, confiscatory taxation, nationalization, and less social, political and economic stability; (ii) the smaller size of the markets for such securities and a lower volume of trading, resulting in lack of liquidity and in price volatility; (iii) greater fluctuations in currency exchange rates; and (iv) certain national policies that may restrict the Fund’s investment opportunities, including restrictions on investing in issuers or industries deemed sensitive to relevant national interests.

7.	Staff Comment: The Staff notes that the Fund may invest in derivative instruments. Please confirm supplementally that the Fund will comply with SEC rules or guidance regarding coverage and segregation requirements for each type of derivative instrument.

Response: The Registrant so confirms.

8.	Staff Comment: The Staff notes that the Fund’s Class T Shares have distribution and/or service (12b-1) fees. If not included elsewhere in the prospectus, please include a paragraph under the “Purchasing Class T Shares” section that states that the Fund has adopted a plan under Rule 12b-1 that allows the Fund to pay distribution fees out of its assets and that, because these fees are paid out of the Fund’s assets on an ongoing basis, these fees will increase the cost of a shareholder’s investment in the Fund and shareholders may pay more over time than on a class of shares with other types of sales charge arrangements.

Response: The Registrant respectfully submits that this disclosure is contained in the section of the Fund’s prospectus entitled “Distribution and Shareholder Service Fees.”

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact me directly at 617-662-7193 if you have any questions concerning the foregoing.

Sincerely,

/s/ Karen Jacoppo-Wood
Karen Jacoppo-Wood
Vice President and Managing Counsel

cc:	D. Norris
B. McCabe, Esq.
K. Nichols, Esq.

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